The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226
August 14, 2017
By EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7410
Attention:     Lyn Shenk, Branch Chief
Division of Corporation Finance

Re:	The Brink’s Company Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 24, 2017 File No. 001-09148
Dear Mr. Shenk:
As Executive Vice President and Chief Financial Officer of The Brink’s Company, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated August 4, 2017 (the “Commission Comment Letter”).
Set forth below is the response of the Company to the comments of the Staff. For convenience of reference, the Staff comment is reprinted in bold and is followed by the corresponding response of the Company.
When used in this letter, the “Company,” “Brink’s,” “we,” “us,” and “our” refer to The Brink’s Company.

Non-GAAP Reconciled to GAAP, page 37

1.	Please revise this presentation to include reconciling items within the reconciliations rather than cross-referencing to other tables within your filing.

Response:
We acknowledge the Staff’s comment. In future filings, when we include a non-GAAP financial measure, we will ensure that each reconciling item is included within the reconciliations rather than cross-referencing to other tables. We respectfully advise the staff that we will make these changes prospectively.
Set forth below is a copy of the above-referenced page 37 of our Annual Report on Form 10-K for the fiscal Year Ended December 31, 2016 adjusted to reflect the previously cross-referenced items. The reconciling items that were previously cross-

U.S. Securities and Exchange Commission
August 14, 2017

referenced to other pages are highlighted in yellow and represent the changes we intend to make in our prospective filings in which we include non-GAAP financial measures.
Non-GAAP reconciled to GAAP

	Years Ended December 31,
(In millions)	2016	2015	2014

Revenues:
GAAP	$3,020.6	3,061.4	3,562.3
Venezuela operations(a)	(109.4)	(84.5)	(211.8)
Acquisitions and dispositions(a)	(2.8)	—	—
Non-GAAP	$2,908.4	2,976.9	3,350.5

Operating profit (loss):
GAAP	$144.2	56.6	(27.5)
Venezuela operations(a)	(15.8)	47.7	97.9
Reorganization and Restructuring(a)	30.3	15.3	21.8
Retirement plans(a)	31.5	31.2	79.0
Acquisitions and dispositions(a)	16.3	6.0	(49.4)
Share-based compensation adj.(a)	—	—	2.4
Non-GAAP	$206.5	156.8	124.2

Nonoperating expense:
GAAP	$(19.2)	(15.5)	(21.5)
Venezuela operations(a)	—	0.1	—
Non-GAAP	$(19.2)	(15.4)	(21.5)

Provision for income taxes:
GAAP	$78.5	66.5	36.7
Venezuela operations(a)	(14.1)	(5.5)	(1.9)
Reorganization and Restructuring(a)	7.4	3.9	6.1
Retirement plans(a)	11.3	10.8	28.3
Acquisitions and dispositions(a)	0.7	0.1	(22.7)
Share-based compensation adj.(a)	—	—	0.4
Deferred tax valuation allowance(b)	(14.7)	—	—
U.S. tax on accelerated U.S. income(c)	—	(23.5)	—
Non-GAAP	$69.1	52.3	46.9

Net income (loss) attributable to noncontrolling interests:
GAAP	$10.3	(16.3)	(30.9)
Venezuela operations(a)	(4.4)	21.2	36.6
Reorganization and Restructuring(a)	(0.8)	—	0.7
Non-GAAP	$5.1	4.9	6.4

U.S. Securities and Exchange Commission
August 14, 2017

Income (loss) from continuing operations attributable to Brink's:
GAAP	$36.2	(9.1)	(54.8)
Venezuela operations(a)	2.6	32.1	63.2
Reorganization and Restructuring(a)	23.7	11.4	15.0
Retirement plans(a)	20.2	20.4	50.7
Acquisitions and dispositions(a)	15.7	5.9	(26.7)
Share-based compensation adj.(a)	—	—	2.0
Deferred tax valuation allowance(b)	14.7	—	—
U.S. tax on accelerated U.S. income(c)	—	23.5	—
Non-GAAP	$113.1	84.2	49.4

Non-GAAP margin	7.1%	5.3%	3.7%

Amounts may not add due to rounding.

(a)
See “Other Items Not Allocated To Segments” on pages 28–30 for details.  We do not consider these items to be reflective of our core operating performance due to the variability of such items from period-to-period in terms of size, nature and significance.

(b)
There was a change in judgment resulting in a valuation allowance against certain tax attributes with a limited statutory carryforward period that are no longer more-likely-than-not to be realized due to lower than expected U.S. operating results, certain non-GAAP pre-tax items, and the timing of tax deductions related to executive leadership transition.

(c)	The non-GAAP tax rate excludes the U.S. tax on a transaction that accelerated U.S. taxable income because it will be offset by foreign tax benefits in future years.

	Years Ended December 31,
(In millions)	2016	2015	2014

Diluted EPS
GAAP	$0.72	(0.19)	(1.12)
Venezuela operations(a)	0.05	0.64	1.28
Reorganization and Restructuring(a)	0.47	0.23	0.31
Retirement plans(a)	0.39	0.41	1.03
Acquisitions and dispositions(a)	0.32	0.12	(0.54)
Share-based compensation adj.(a)	—	—	0.04
Deferred tax valuation allowance(b)	0.29	—	—
U.S. tax on accelerated U.S. income(c)	—	0.47	—
Non-GAAP	$2.24	1.69	1.01

Amounts may not add due to rounding.

See page 38 for footnote explanations.

Note 1: Summary of Significant Accounting Principles, page 69

Principles of Consolidation

2.
On page 28, you disclose management’s inability to allocate, generate, or redeploy resources in-country or globally with respect to your Venezuela operations. In addition, you cite other factors related to Venezuela including:

•	Continued inability to repatriate cash to redeploy to other operations or dividend to shareholders;

•	Highly inflationary environment;

•	Fixed exchange rate policy;

U.S. Securities and Exchange Commission
August 14, 2017

•	Continued currency devaluations; and

•	Difficulty raising prices and controlling costs.
Please tell us what consideration you gave to accounting for your Venezuela operations by method other than consolidation. Refer to ASC 810-10-15-10(a)(1)(iii) and 830-20-30-2.

Response:

We acknowledge the Staff’s comment. ASC 810-10-15-10(a)(1)(iii) states that a majority-owned subsidiary will not be consolidated if control does not rest with the majority owner if “The subsidiary operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary.” Significant judgment is involved in determining whether foreign exchange restrictions, controls, and other governmentally imposed restrictions are severe enough to result in a lack of control, such that deconsolidation is appropriate.

We acknowledge and have disclosed in our Form 10-K filings that our Venezuelan subsidiary has been unable to remit dividends due to currency controls maintained by the Venezuelan government. However, we do not believe that the Venezuelan government has enacted other government sponsored regulations that effects our ability to control our Venezuelan operations. We, respectfully, provide in the following paragraphs a further discussion around why we believe we demonstrate an ability to consolidate our Venezuelan subsidiary.

Our Venezuela business is profitable and self-sustaining. The business incurs costs in local currency in performing its contractual requirements and the local customers pay in local currency for services provided. Historically and during 2016, we successfully negotiated price increases with customers to address rising costs in light of inflation. We believe this is an example of control. In addition, Brink’s executive management team continues to provide guidance and strategic oversight with respect to our Venezuela business, including budgeting and forecasting. The following are items considered in arriving at our determination that, despite the current challenges related to the macroeconomic environment in Venezuela, the Company continues to control and manage its investment in Venezuela.

•	We have requested and successfully obtained price increases from customers that are necessary to keep up with inflationary factors and meet rising operating costs.

•	We provide guidance and strategic oversight to the local Venezuela management who are responsible for executing on an annual budget and provide periodic budget/forecast updates during the year.

•
We evaluate the on-going performance of our Venezuela management team in accordance with the Company’s stated goals and objectives allowing us to provide important management guidance to these individuals.

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August 14, 2017

•	The Venezuelan government has not interfered with any aspect of our Venezuelan business operations, nor have they made any efforts to assume control of our business.

•
From time to time we require truck and aircraft parts necessary to maintain our transportation fleet in Venezuela. When needed, we have been able to purchase and pay for these parts either by using local currency and/or U.S. dollars (See discussion below).

ASC 830-20-30-2 states, “If exchangeability between two currencies is temporarily lacking at the transaction date or the balance sheet date, the first subsequent rate at which exchanges could be made shall be used for purposes of this Subtopic. If the lack of exchangeability is other than temporary, the propriety of consolidating, combining, or accounting for the foreign operation by the equity method in the financial statements of the reporting entity shall be carefully considered.” While immaterial monetary resources are occasionally provided by Brink’s from outside of the Venezuela business, the business model of Venezuela is such that its expenses, and the revenues that its services generate, are in the local Venezuelan currency of bolivars. In addition, we have occasionally been able to exchange bolivars for U.S. dollars locally to be used within Venezuela. Given the increases in the volume of currency in the Venezuelan market, and the fact that customers in Venezuela continue to engage Brink’s and pay for secure logistics services to transport local currency, we consider Brink’s Venezuela’s business activities to be ongoing and sustainable within the Venezuelan market and not requiring significant outside operational resources to continue to successfully operate the business. It is our intention to continue to provide management in Venezuela with operational guidance and strategic oversight, with the day to day management provided by the local management team.

Taking all of the analysis above into consideration, we do not believe deconsolidating our Venezuela operations at this time is appropriate. Our Venezuelan business is profitable and we do not require significant resources from outside the country to sustain our profitability. To the extent we have needed resources we have been able to obtain them without monetary or operational restrictions. We intend to continue to provide management oversight and to monitor the sustainability of our Venezuela business.

We will continue to disclose in Note 1 – Summary of Significant Accounting Policies, information related to our Venezuela business and selected account balances and continue to evaluate the Venezuela business and the macroenvironment so that we can continue to carefully consider our consolidation of results from our Venezuela business.

***************

U.S. Securities and Exchange Commission
August 14, 2017

If there is any additional information that we might provide to assist the Staff’s review, please call me at (804) 289-9533 or our Vice President and General Counsel, McAlister C. Marshall, II, at (804) 289-9625.
Sincerely,
/s/ Ronald J. Domanico

Ronald J. Domanico
Executive Vice President
and Chief Financial Officer
cc:     McAlister C. Marshall, II, Esq.